EXHIBIT 99.1

For Immediate Release	Date: October 16, 2019
19-30-TR

Teck Announces Appointment of Réal Foley as
Senior Vice President, Marketing and Logistics

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) today announced the appointment of Réal Foley as Senior Vice President, Marketing and Logistics, effective January 1, 2020. Mr. Foley succeeds Andrew Stonkus, who will retire on December 31, 2019.

“Réal’s extensive experience and proven ability make him ideally suited to develop and implement the overall marketing and logistics strategy for Teck’s base metals, coal and energy products,” said Don Lindsay, President and CEO.

Mr. Foley brings to the role more than 30 years of marketing and logistics experience in the mining industry. He joined Teck in 2008 as Vice President, Marketing, Coal and was appointed Vice President, Marketing with responsibility for Coal and Base Metals in 2018.

Mr. Foley holds a Bachelor of Commerce from the University of Montréal and a Master of Business Administration, jointly from the University of Montréal and Simon Fraser University.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources
Investor Contact:
Fraser Phillips
Senior Vice President, Investor Relations and Strategic Analysis
604.699.4621
fraser.phillips@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com